EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

The following discussion and analysis of the operations, results and financial position of Levon Resources Ltd. (the “Company” or “Levon”) should be read in conjunction with the Company’s unaudited interim financial statements for the six months ended September 30, 2011 and the audited financial statements for the year ended March 31, 2011 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated November 29, 2011 and discloses specified information up to that date. Levon is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and unless otherwise cited, references to dollar amounts are Canadian dollars. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2011 comparatives in this MD&A have been presented in accordance with IFRS.

Throughout this report we refer to “Levon”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Levon Resources Ltd.  We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Levon is an exploration stage public company listed on the TSX Venture Exchange under the symbol LVN and on the Frankfurt Stock Exchange under the symbol L09. The Company is a reporting issuer in each of the Provinces of Canada, except Quebec, and its international ISIN number is CA 5279011020. The Company’s principal business activities are the exploration and development of natural resource properties.

At this time, the Company has no operating revenues, and does not anticipate any operating revenues until the Company is able to find, acquire, place in production and operate a mine. Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations.

Overall Performance

As at September 30, 2011, the Company had working capital of $64,237,241 as compared to working capital of $19,608,972 at March 31, 2011. The Company recorded a net loss of $7,268,087 for the six months ended September 30, 2011 as compared to $5,062,058 for the six months ended September 30, 2010. The Company had higher general and administrative expenses for the six months ended September 30, 2011, primarily attributable to the increase in exploration expenses and an increase in consulting and management fees.

On March 25, 2011, the Company acquired all of the shares of Valley High Ventures Ltd. (“VHV”) pursuant to a court-approved plan of arrangement (the “Arrangement”).  Prior to the Arrangement, VHV was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, VHV owned 49% of the Cordero Property and the Company held the remaining 51% interest.  As consideration for the Company’s acquisition of VHV’s 49% interest in the Cordero Property, together with VHV’s cash assets, VHV shareholders received one Common Share of the Corporation and 0.125 of a share of a new exploration company, Bearing Resources Ltd. (“Bearing”).  In connection with the Arrangement, all of VHV’s exploration assets other than the Cordero Property and the Perla property were transferred to Bearing, as well as $1,800,000 in cash.  Upon the Arrangement becoming effective, former VHV shareholders were issued an aggregate of 73,322,636 Common Shares, representing approximately 43% of the issued and outstanding Common Shares of the Company on a fully-diluted basis, and 100% of the shares of Bearing.  The acquisition consolidates Levon’s ownership of the Cordero Property to 100%.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

Exploration

Cordero Silver, Gold, Zinc, Lead Project, Mexico

The Company’s wholly owned Cordero-Sanson Property (“Cordero”) is located 35 km northeast of the town of Hidalgo Del Parral, in the state of Chihuahua in north central Mexico.  In February of 2009, the Company commenced field work on the Cordero project exploring for large scale, bulk tonnage, porphyry type Ag, Au, Zn, Pb deposits, a number of which have been recently discovered in similar geologic settings in north central Mexico (Penasquito, Pitarrilla, Camino Rojo and others). The Cordero property consists of contiguous staked and optioned mining claims that now total about 20,000 hectares.  The land parcel covers a Porfido Norte Belt and the Cordero Porphyry Belt 10 km to the south and the Perla Felsic Dome recently staked 5 km to the south of the Cordero land position.

Three Phases of exploration drilling (85,000 m core) has been completed, which focused entirely within a central part of the Cordero Porphyry Belt.  The Cordero Porphyry Belt is defined through 15 km of strike with widths from 3-5 km, by six mineralized intrusive centers.  Three bulk tonnage Ag, Au, Zn, Pb discoveries have been made and grid drilled within two of the six intrusive centers.  The discoveries include, from southwest to northeast, the Pozo de Plata Diatreme, the Josefina Mine Zone and the Cordero Porphyry Zone.  The Diatreme mineralization appears to be gradational into the Cordero Porphyry Zone through the Josefina Mine Zone.  Early Phase 3 drill results through hole C11-160 (160 total core holes) were sufficient to calculate the first NI 43-101 resource, which was calculated by International Mining Consultants (“IMC”), Tucson, Arizona and published June 21, 2011.

The first NI 43-101 compliant bulk tonnage mineral resource for the Company's wholly owned Cordero Project located 35 km northeast of Hidalgo Del Parral, Chihuahua, Mexico. The resource was completed by IMC in collaboration with M3 Engineering and Technology (“M3”), both of Tucson, Arizona. The mineral resource estimate is within an entire open pit geometry, with a preliminary waste to mineral resource strip ratio of 1.7:1 using a base case USD $6/tonne (T) net smelter return (“NSR”) cutoff. IMC estimates the mineral resource contains:

•	An indicated resource of 521.6 million tonnes (MT) containing: 310.9 million ounces (Moz) silver, 0.908 Moz gold, 5.3 billion pounds (Blbs) zinc, 2.9 Blbs lead.

•	An inferred resource of 200.9 MT containing: 139.9 Moz silver, 0.229 Moz gold, 2.2 Blbs zinc, 1.2 Blbs lead.

Using a USD $15 NSR cutoff, a subset of the total Mineral Resource within the open pit geometry includes:

•	An indicated resource of 170.7 MT containing: 173.9 Moz silver, 0.466 Moz gold, 2.7 Blbs zinc, 1.7 Blbs lead.

•	An inferred resource of 65.5 MT containing: 88.4 Moz silver, 0.094 Moz Au, 1.2 Blbs zinc, 0.7 Blbs lead.

Table 1 provides a summary of the mineral resource at various cutoffs. The mineral resource is based on the assays from 160 core holes as of June 1, 2011. An ordinary kriged block model was developed from the drill hole assay data by IMC. The mineral resource is within a floating cone, open pit geometry. As reported previously (news release of January 13, 2011), M3 has been retained by Levon to complete a preliminary economic assessment (“PEA”) in Q3, 2011. IMC and M3 drew on the initial metallurgical bench scale test results, which have been completed for the PEA, to calculate the NSR cutoffs (Table 1). The NSR values reflect the value of the metals recovered after applying estimated milling and smelting recoveries, transportation, smelting, and refining charges. The base case metal prices used for NSR values are USD $25 per ounce silver, USD $1200 per ounce gold, USD $1.00 per pound zinc and USD $1.00 per pound lead. The mill recoveries, metal distribution, smelting charges, and transportation charges used by IMC are conservative estimates provided by M3 based on best available information, and the estimates will be refined and updated for the upcoming PEA.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

Table 1. The mineral resource includes the Pozo de Plata Diatreme, the Josefina Mine Zone, and the Cordero Porphyry Zone discoveries. The three discoveries remain open to expansion as delineation core drilling continues. The resource has yet to be closed off and requires delineation drilling to determine its geometric limits the ultimate geometry of the mineralization.

Table 1: Cordero Mineral Resource; IMC ordinary kriged block model using core drilling through hole C11-160
NSR Cutoff, $/T	Resource Class	Pozo de Plata Area (Includes Josefina)					Porphyry Zone					Combined Areas
		Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %	Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %	Million Tonnes	Ag, g/T	Au, g/T	Zn, %	Pb, %
$6.00	Indicated	293.23	20.04	0.07	0.44	0.26	228.33	16.61	0.03	0.49	0.24	521.56	18.54	0.05	0.46	0.25
	Inferred	32.44	19.54	0.05	0.56	0.27	168.41	22.07	0.03	0.47	0.27	200.85	21.66	0.04	0.49	0.27
$10.00	Indicated	188.89	25.59	0.09	0.54	0.33	126.21	22.13	0.03	0.64	0.33	315.11	24.20	0.07	0.58	0.33
	Inferred	21.91	24.17	0.06	0.70	0.35	168.41	22.07	0.03	0.47	0.27	190.32	22.31	0.04	0.50	0.28
$15.00	Indicated	107.99	32.98	0.11	0.66	0.43	62.73	29.44	0.04	0.83	0.45	170.72	31.68	0.09	0.72	0.44
	Inferred	12.90	30.54	0.06	0.88	0.45	52.59	44.81	0.04	0.83	0.52	65.48	42.00	0.05	0.84	0.51
$20.00	Indicated	65.51	39.75	0.14	0.76	0.52	34.63	36.73	0.04	1.00	0.56	100.14	38.71	0.10	0.84	0.53
	Inferred	6.60	39.66	0.07	1.12	0.59	35.47	56.19	0.04	0.97	0.61	42.06	53.60	0.05	0.99	0.61

Metal	Price	Mill Recovery
		Pb Conc.	Zn conc.
Silver	$25.00/oz	60%	19%
Zinc	$1.00/lb		50%
Lead	$1.00/lb	70%
Gold	$1200/oz	not included

IMC had previously completed an in-house calculation and recommended the Company contract M3 to complete the initial engineering studies at Cordero based on IMC’s experience with similar data they had encountered at Penasquito in its early exploration stages.  M3 was contracted and in the process of completing initial bench scale metallurgical testing, inventories of water and power, an environmental audit and an economic analysis of the project based on the NI 43-101 resource.  The M3 results and analysis is ongoing as test results are compiled and analyzed.

Phase 3 drilling, with a planned 59,000 m of core drilling, was completed in hole C11-182 and Phase 4 drilling (planned 130,000 m core) is continuing.  The goals of Phase 4, which is budgeted at $28M are to:

1.	Complete the delineation drilling around the current resource to determine its ultimate geometry and grade characteristics.
2.	Complete outlying targeting and initial exploration drilling of outlying mine scale targets for additional discoveries that require follow up grid drilling.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

Proposed Exploration

Exploration drilling of the Phase 4 program will be directed at outlying mine scale bulk tonnage Ag, Au, Zn, Pb potential away from the current resource in the remaining Cordero Porphyry Belt, the Porfido Norte Belt (10 km to the north) and the Perla felsic dome/diatreme complex 5 km to the south of the Cordero claim block.   The Company has defined a series of mine scale exploration targets south of Pozo de Plata Diatreme (Pastura del Sur Diatreme) and in the Dos Mil Diez and Molina de Viento Diatremes.  These targets are now being prioritized for Phase 4 drill testing.

Additionally geologic mapping is now being completed in a 3 km gap in the mapping of the Cordero Porphyry Belt, between the Molina de Viento Diatreme and the Dos Mil Diez Diatreme.  Geologic mapping, and rock and soils sampling are being planned in the Porfido Norte Belt and at Perla to follow up on past large scale, recon geologic mapping results in these outlying areas.

SJ Geophysics and Core Geophysics are being contracted to complete 3D induced polarization (“IP”) and high resolution magneto tellurics (“MT”) surveys, respectively.  3D IP will are being planned to run over the Gap, at least the SW portion of the Porfido Norte Belt and the Perla.  MT will be run over the Cordero Porphyry Belt to provide 2 km depth information on the location and geometry of feeder stocks and root zones of the resource and remaining Belt.  If the MT is definitive, MT will also be run over the Porfido Norte Belt.  Perla geology appears straight forward and the 3D IP should provide sufficient drill targeting information.

Total Phase 4 exploration drilling will be dependent on the above targeting results.

Exploration Potential

Cordero geology, metal assemblages, metal grades and scale of the properties mineralized centers appear to be most analogous with the Penasquito mine of GoldCorp.  We believe Cordero exploration results to date support this analogy and point to this scale of upside discovery potential.  Cordero is in the early discovery stage of exploration.  The current Phase 4 drilling program is aimed at verifying the Penasquito scale upside potential.

For further details and maps of the Cordero project, please see our website: www.levon.com

For information on other non-material properties held by the Company, refer to the Company’s AIF, which is available on SEDAR at www.sedar.com.

Risks

Exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company’s future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

The Company’s projections are estimates only based on management’s assessment of facts at the time of the projections. Management believes these projections to be reasonable but actual results may differ.

For more information on risks and uncertainties facing the Company, refer to the Company’s AIF under the heading “Risk Factors”. The AIF is available on SEDAR at www.sedar.com.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

Results of Operations

Six months ended September 30, 2011 compared with the six months ended September 30, 2010

General and administrative expenses

General and administrative expenses totaled $7,426,636 for the six months ended September 30, 2011 as compared to $5,061,096 for the six months ended September 30, 2010, an increase of $2,365,540.  The increase is a result of increases of $808,596 in consulting and management fees, $4,252,046 in exploration expenses, $64,447 in professional fees, $55,400 in listing and filing fees, $10,785 in office, $40,519 in shareholder relations, $73,842 in salaries, and $67,687 in travel. These increases were offset by a significant decrease on share-based payments of $2,995,571. The Company has increased in level of exploration activity and as a result, an overall general increase in all areas has been recognized. Exploration expenses increased with additional drilling associated with the Company’s Phase 3 and 4 programs. Management fees and salaries were greater in the current period due to management bonus’ paid as approved by the compensation committee. Professional fees were higher with an increase in both legal and accounting fees.

Loss for the period

Loss for the six months ended September 30, 2011 was $7,268,087 compared to a loss of $5,062,058 for the six months ended September 30, 2010, an increase of $2,206,029. As discussed above, the main reason for this increase was the higher general and administrative expenses, as well as a decrease in foreign exchange loss of $58,882. This was offset with an increase in interest income. In the current year, interest income was $220,961 as compared to $2,568 in the prior year. The substantial increase in interest income is expected a result of the Company’s cash balance.

Three months ended September 30, 2011 compared with the three months ended September 30, 2010

General and administrative expenses

General and administrative expenses totaled $3,517,042 for the three months ended September 30, 2011 as compared to $3,667,086 for the three months ended September 30, 2010, a decrease of $150,044.  While the Company incurred a substantial increase in exploration expenses of $2,752,757 with the current drill program, this was offset by a decrease in share-based payments of $3,021,146. In the comparative period, the Company granted stock options while the only share-based payment expense in the current period is a result of stock options vesting, there were no new stock options granted in the period. Other increases include $18,420 in consulting and management fees, $15,565 in listing and filing fees, $33,943 in professional fees, $27,666 in salaries, $17,217 in shareholder relations and $12,948 in travel.

Loss for the period

Loss for the three months ended September 30, 2011 was $3,388,093 compared to a loss of $3,671,145 for the three months ended September 30, 2010, a decrease of $283,052. As discussed above, general and administrative expenses decrease by $150,044. Interest income was greater in the current period by $172,995 as a result of the Company’s cash balance. These increases were offset by an increase in foreign exchange loss from $6,505 in the comparative year to a current period loss of $46,492.

Previous Financings

In August 2010, the Company completed a private placement of 14,805,353 units consisting of one Common Share and one half of one Common Share purchase warrant, for gross proceeds of $11,104,000. The Company disclosed in press releases dated August 17, 2010 and August 31, 2010 that it intended to use the proceeds from the private placement for exploration activities on the Cordero Property and for general working capital purposes. The Phase 3 drilling program began in October 2010 and as of September 30, 2011 the Company had used approximately $9.4 million for exploration purposes on the Cordero Property. As at September 30, 2011, the Company had used approximately $2 million of the proceeds from the private placement for working capital while the balance remained in cash.

On May 19, 2011, Levon completed a short form prospectus financing of $40,170,000 by issuing 20,600,000 common shares at a price of $1.95 per share. As at September 30, 2011, the Company had used approximately $3 million for exploration purposes and $500,000 for working capital.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

Summary of Quarterly Results

Period ended	Sept 30 2011 Q2	June 30 2011 Q1	Mar 31 2011 Q4	Dec 31 2010 Q3	Sept 30 2010 Q2	Jun 30 2010 Q1	Mar 31 2010 Q4	Dec 31 2009 Q3
Loss before other items	(3,517,042)	(3,909,594)	(17,665,823)	(1,896,176)	(3,667,086)	(1,394,010)	(395,712)	(165,935)
Net Income (Loss)	(3,388,093)	(3,879,994)	(17,661,832)	(1,899,205)	(3,671,145)	(1,390,913)	(382,167)	(174,147)
Basic Loss per Share	(0.02)	(0.02)	(0.15)	(0.01)	(0.05)	(0.02)	(0.01)	(0.00)

All of the information above is presented in accordance with IFRS except for March 31, 2010 Q4 and December 31, 2009 Q3, which are presented in accordance with Canadian GAAP and have not been restated in accordance with IFRS

Quarterly results often fluctuate with changes in exploration and expenses and non-cash items such as share-based payments. The Company has expanded their operations over the last eight quarters and as a result have seen substantial increases in exploration and general and administrative costs. As a result of the transition to IFRS, the quarterly losses, effective with Q1-2010 above, include exploration expenses whereas this expense was not included for the two quarters of December 2009 and March 2010.  In Q2 and Q4 of 2011, the Company granted stock options and therefore these two quarters have significant spikes in the loss before other items. In addition, the Company experienced increases in professional fees and management fees in the last two quarters of 2011.

Liquidity and Capital Resources

At this time the Company has no operating revenues.  Historically, the Company has funded its operations through equity financing and the exercise of stock options and warrants.

As at September 30, 2011 the Company had working capital $64,237,241 compared to working capital of $19,608,972 at March 31, 2011.

On May 19, 2011, the Company completed a placement of 20,600,000 common shares at a price of $1.95 per share for gross proceeds of $40,170,000.  Total share issue costs of $3,325,302 were incurred for the private placement, including cash commission of $2,008,500 and 1,030,000 broker warrants, exercisable at a price of $1.95 until November 19, 2012, valued at $950,766.

During the period ended September 30, 2011, 13,536,963 warrants were exercised for gross proceeds of $13,841,570 and 680,000 stock options were exercised for gross proceeds of $207,000.

On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,514. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. The Company paid a cash commission of $525,026, equal to 5% of the gross proceeds of the brokered private placement and issued 1,066,720 broker warrants. In addition, the Company issued 1,066,720 broker warrants, exercisable at a price of $1.00 until August 31, 2011.

During the year ended March 31, 2010, 8,958,484 warrants were exercised for gross proceeds of $3,738,824 and 265,000 stock options were exercised for gross proceeds of $138,750.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive and in order to maintain its interest the Company will be required to raise new equity capital in the future. Based on the Company’s current financial position, its plans for equity financing and its exploration plans for the upcoming fiscal year, the Company will be able to meet its financial obligations through the year. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Related Party Transactions

During the six months ended September 30, 2011, the Company paid, or made provision for the future payment of the following amounts to related parties:

-
$167,639 (2010 – 64,975) was charged to the Company for office, occupancy and miscellaneous costs and salaries; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors. Of this amount, $Nil (2010 - $2,198) has been capitalized under mineral properties;

-	$640,000 (2010 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

-	$335,676 (2010 - $118,630) was charged for geological management fees to a private company controlled by a director and officer of the Company.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

The amount due from a related party consists of $5,564 (March 31, 2011 - $5,564) owing from ABC Drilling, which is the balance of an advance towards drilling services to be provided, $Nil (March 31, 2011 - $504) owing from a private company controlled by a former director.  Amounts due are without interest or stated terms of repayment.

Amounts due to related parties include $60,621 (March 31, 2011 - $34,184) owed to Oniva, $62,150 (March 31,2011 - $57,901) owed to a public company related by way of common directors, $12,076 (March 31, 2011 - $Nil) owed to a private company controlled by the CEO, $137,524 (March 31, 2011 - $135,744) owed to a private company controlled by the VP Exploration, and $186 (March 31, 2011 - $186) owed to Sampson Engineering. Amounts due are without interest or stated terms of repayment.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

Disclosure of Management Compensation

During the six months ended September 30, 2011 $640,000 (2010 – $75,000) was paid to a Company controlled by the Chief Executive Officer for services as director and officer of the Company; $335,676 was paid or accrued to a Company controlled by the V.P. Exploration; $19,450 (2010 - $9,450) was paid to the Secretary for services as an officer of the Company; and $22,350 (2010 - $10,450) was paid to the Chief Financial Officer for services as an officer of the Company.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the recoverability of mineral property interests, determination of asset retirement obligations (“ARO”) and environmental restoration, balances of accrued liabilities, determination of the fair value of assets on acquisition and stock-based compensation, allocation of proceeds for units between capital stock and warrants, and the recoverability of future income tax assets and valuation of future income tax liability.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

Financial Instruments and Risks

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable (excluding HST), investments, reclamation deposits, accounts payable and accrued liabilities, and amounts due to/from related parties. The carrying values of these financial instruments approximate their fair values because of the short maturity of these financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST). The Company assesses the collectability of advances receivable from related parties on a periodic basis and records allowances for non-collection based on management’s assessment of specific accounts.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at September 30, 2011 in the amount of $63,907,152 (March 31, 2011 - $19,850,757) in order to meet short-term business requirements. At September 30, 2011, the Company had current liabilities of $1,098,980 (March 31, 2011 - $861,595). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

Interest Rate Risk

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2011.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency fluctuation related to its mineral properties and expenditures thereon, and accounts payable in US dollar balances and Mexican Pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican Pesos could have an effect on the Company’s financial position, results of operations and cash flows.

As at September 30, 2011, the Company held US cash balances totaling US$982,691 (March 31, 2011 - US$1,468,309) and accounts payable and accrued liabilities and due to related parties of US$787,168 (March 31, 2011 - US$186,972).  Based on the above net exposure as at September 30, 2011, a 3% (2011 - 3%) change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $70,000 (2011 - $221,000).

As at September 30, 2011, the Company held Mexican Pesos cash balance totaling MXN$2,945,467 (March 31, 2011 - $698,949), amounts receivable totaling MXN$504,582 (March 31, 2011 - $1,095,963) and amounts in accounts payable and accrued liabilities of $262,839 (March 31, 2011 - $305,298). Based on this net exposure as at September 30, 2011, a 5% (2011 – 5%) change in the Canadian/Mexican exchange rate will impact the Company’s earnings by approximately $12,000 (2011 - $6,000).

International Financial Reporting Standards (“IFRS”) transition project

The Canadian Accounting Standards Board (“AcSB”) replaced Canadian GAAP with International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”) and are comprised of IFRSs, International Accounting Standards (“IAS”s) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”s).

The Company has prepared its September 30, 2011 interim consolidated financial statements in accordance with IFRS, with an effective transition date of April 1, 2010, including IFRS 1 “First-time adoption of international financial reporting standards” and IAS 34, “Interim financial reporting”.

The Company’s IFRS accounting policies are disclosed in Note 3 to the condensed interim consolidated financial statements. Reconciliations between the Company’s financial statements as previously reported under Canadian GAAP and current reporting under IFRS is detailed in Note 16 of the condensed interim consolidated financial statements. Following is a summary of the differences between Canadian GAAP and IFRS:

(a)
IAS 12 exempts the recognition of a deferred tax liability where a taxable temporary difference arises on a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit/loss. Therefore the Future Income Tax Liability previously recognized under GAAP in respect of the acquisition of Valley High Ventures on March 25, 2011, and which was capitalized to mineral properties, is no longer recognized under IFRS.

(b)
IFRS 2 requires that, in respect of share-based awards with vesting conditions, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is recognized over the vesting period of the respective tranches. In contrast, the Company recognized share-based compensation on options issued prior to transition date on the straight-line method under Canadian GAAP.

In addition, the implementation guidance of IFRS 2 recommends that the fair value of equity instruments issued to non-employees for services provided to the Company, where the fair value of the instruments cannot be directly determined by reference to the fair value of the services provided, should be measured over the period during which the services are rendered. Under Canadian GAAP, the Company measured the fair value of such equity instruments at each vesting and reporting date, rather than over the period of performance.

As noted earlier, the Company has elected to apply the exemption allowed by IFRS 1 with respect to equity instruments issued and vested prior to transition date. However, several adjustments were required for options not yet fully vested at April 1, 2010 and those options issued during the year ended March 31, 2011, in order to recognize share-based compensation arising thereon.

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

(c)
IAS 1 requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the April 1, 2010 transition date and the comparative dates of September 30, 2010 and March 31, 2011, part of the contributed surplus related in part to the fair value of options issued as share-based awards, and in part to warrants issued under private placements.

Therefore, at April 1, 2010 the fair value attributable to options and warrants outstanding at that date was transferred from Contributed surplus to an “Equity settled share-based payment reserve” and  a “Reserve for warrants”, respectively. The remaining balance of contributed surplus, which reflected the fair value of options and warrants no longer outstanding, was transferred to Retained earnings/(Deficit), as permitted by IFRS 2. During the year ended March 31, 2011, several options and warrants expired or were forfeit/cancelled and therefore a further transfer, of the fair value attributed to these instruments, was made from their respective reserve accounts to Retained earnings/(Deficit).

(d)
IAS 1 requires that when an asset expected to be realised within twelve months after the reporting period be classified as current. As the Company’s reclamation deposits mature within twelve months of the year ended March 31, 2011, the asset has been reclassified from non-current to current.

(e)
IAS 16 requires that depreciation of Plant, property and equipment be disclosed. Previously, this expense was included within the “Office, occupancy and miscellaneous” expense on the face of the statement of operations. Under IFRS it will now be separately disclosed thereon.

(f)
On transition to IFRS the Company elected to change to its accounting policy for the treatment of exploration expenditures to a policy of expensing all exploration expenditures, so as to align itself with policies applied by other comparable companies at a similar stage in the mining industry.

Outstanding Share Data

The following is the Company’s outstanding share data as of September 30, 2011 and November 29, 2011:

Common Shares:  198,720,943 as of September 30, 2011 and 198,820,943 as of November 29, 2011

Stock Options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Sept 30/11)	Number of Shares Remaining Subject to Options (Nov 29/11)
September 14, 2012	$0.35	150,000	150,000
September 14, 2012	$0.50	50,000	50,000
April 28, 2014	$0.25	325,000	325,000
March 15, 2012	$0.70	205,000	205,000
January 28, 2015	$0.70	200,000	200,000
May 1, 2012	$0.85	100,000	-
May 1, 2012	$1.25	100,000	-
June 14, 2012	$0.85	100,000	100,000
June 14, 2012	$1.25	100,000	100,000

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

July 20, 2015	$0.65	400,000	400,000
September 3, 2015	$1.00	3,450,000	3,450,000
November 15, 2013	$1.25	500,000	500,000
November 15, 2011	$1.35	50,000	-
November 15, 2011	$1.50	50,000	-
November 15, 2011	$2.00	50,000	-
March 25, 2016	$1.65	8,115,000	8,115,000
October 3, 2013	$1.50	-	200,000
October 3, 2016	$1.50	-	225,000
November 21, 2013	$1.50	-	250,000
TOTAL:		13,945,000	14,270,000

Warrants:
Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30/11)	Number of Underlying Shares (Nov 29/11)
April 8, 2012	$0.79	788,480	788,480
TOTAL:		788,480	788,480

Broker’s Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30/11)	Number of Underlying Shares (Nov 29/11)
November 19, 2012	$1.95	1,030,000	1,030,000
TOTAL:		1,030,000	1,030,000

LEVON RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011

Commitment

The Company has a lease agreement expiring 2016. The Company’s commitment for future minimum payments in respect of these operating lease contracts are as follows:

	September 30, 2011	March 31, 2011
Not later than 1 year	$14,647	$15,435
Later than one year and no later than 5 years	34,176	43,941
	$48,823	$59,376

Internal Controls and Disclosure Controls over Financial Reporting

Since the Company is a Venture Issuer, it makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under National Instrument 52-109. The Company has filed the Venture Issuer Basic Certificates for the six months ended September 30, 2011.

Subsequent Event

Subsequent to September 30, 2011, 100,000 stock options were exercised for gross proceeds of $85,000.

Subsequent to September 30, 20111, 675,000 stock options were granted to a director, employee and consultants at a price of $1.50 exercisable for two and five years.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 29, 2011.  Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements, except as required by law. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements contained in this MD&A, include but are not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in the Company's most recent AIF.

LEVON RESOURCES LTD.